EXHIBIT (a)(5)(D)

December 4, 2003

To Our Stockholders:

Metro-Goldwyn-Mayer Inc. (“MGM”), is offering to purchase up to 10,000,000 shares of its common stock at a purchase price not greater than $18.00 nor less than $16.25 per share, net to you in cash, without interest. MGM is conducting the tender offer through a procedure commonly referred to as a modified “Dutch Auction.” This procedure allows you to select the price within the $16.25 to $18.00 range at which you are willing to sell all or a portion of your shares to MGM. Alternatively, you can elect to sell all or a portion of your shares to MGM at the price determined by MGM in accordance with the modified “Dutch Auction” process.

Based on the number of shares tendered and the prices specified by the tendering stockholders, MGM will determine a single per share price within the $16.25 to $18.00 range that will allow it to buy 10,000,000 shares (or such lesser number of shares that are properly tendered). We will purchase the shares that are properly tendered at or below that purchase price (and are not properly withdrawn), subject to possible proration and provisions relating to the tender of “odd lots” and conditional tenders, for cash at that purchase price, net to the selling stockholder.

If you do not wish to participate in the tender offer, you do not need to take any action.

The tender offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither MGM nor any member of its Board of Directors, nor the Dealer Manager or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which your shares should be tendered. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal including our reasons for making the tender offer. You should also discuss whether to tender your shares with your broker or other financial or tax advisor.

MGM’s directors and executive officers have indicated that they do not intend to tender any shares in the tender offer as more specifically discussed in Section 11 of the Offer to Purchase.

Please note that the tender offer is scheduled to expire at 5:00 P.M., New York City time, on Thursday, January 15, 2004, unless we extend it.

On December 3, 2003, the last trading day prior to commencement of the tender offer, the last reported sale price of our shares on the NYSE Composite Tape was $16.38 per share. Any stockholder whose shares are properly tendered directly to Mellon Investor Services LLC, the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs are applicable. If you own fewer than 100 shares, the tender offer is an opportunity for you to sell your shares without having to pay “odd lot” discounts.

If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Morgan Stanley & Co. Incorporated, the Dealer Manager for the tender offer, at 212-761-5409 or D. F. King & Co., Inc., the Information Agent for the tender offer, at 800-549-6697 (toll free).

Sincerely,

/s/ ALEX YEMENIDJIAN

Alex Yemenidjian Chairman of the Board and Chief Executive Officer

10250 CONSTELLATION BOULEVARD LOS ANGELES, CALIFORNIA 90067 (310) 449-3000.